UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

GSE SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

36227K205

(CUSIP Number)

August 8, 2024

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(c)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 36227K205	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None (1)
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER None (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

Jonathan Honig is the husband of Elizabeth Honig, who is the sole trustee and beneficial owner of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig and Elizabeth Honig share voting and dispositive power of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013, but Jonathan Honig had disclaimed beneficial ownership of any shares of common stock held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013.

CUSIP No. 36227K205	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER None (1)
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER None (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% (1)
12.	TYPE OF REPORTING PERSON CO

(1)	Jonathan Honig is the husband of Elizabeth Honig, who is the sole trustee and beneficial owner of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig and Elizabeth Honig share voting and dispositive power of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013, but Jonathan Honig had disclaimed beneficial ownership of any shares of common stock held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013.

CUSIP No. 36227K205	13G	Page 4 of 6 Pages

ITEM 1 (a) NAME OF ISSUER:

GSE Systems, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6940 Columbia Gateway Drive, Suite 470, Columbia, MD 21045

ITEM 2 (a) NAME OF PERSON FILING:

The statement is filed on behalf of Jonathan Honig and Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 (collectively, the “Reporting Persons”). Jonathan Honig is the husband of Elizabeth Honig, who is the sole trustee and beneficial owner of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013. Jonathan Honig and Elizabeth Honig share voting and dispositive power of the Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013, but Jonathan Honig had disclaimed beneficial ownership of any shares of common stock held by Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

5825 Windsor Court, Boca Raton, FL 33496

ITEM 2 (c) CITIZENSHIP:

Jonathan Honig is a citizen of the United States. Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 is organized in the State of Florida.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

ITEM 2 (e) CUSIP NUMBER: 36227K205

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):

Not applicable

ITEM 4 OWNERSHIP

The information required by Items 4(a) – (c) is set forth in rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The information set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto is made as of August 8, 2024.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Jonathan Honig and Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA no longer own any shares of the Issuer

CUSIP No. 36227K205	13G	Page 5 of 6 Pages

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Jonathan Honig is an individual who is a citizen of the United States. Elizabeth Honig TR FBO Elizabeth Honig Lifetime Trust UA July 9, 2013 is organized in the State of Florida.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 36227K205	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2024
(Date)

/s/ Jonathan Honig
(Signature)

Jonathan Honig, Individually
(Name/Title)

/s/ Elizabeth Honig
(Signature)

Elizabeth Honig
Trustee of Elizabeth Honig TR FBO Elizabeth Honig
Lifetime Trust UA July 9, 2013
(Name/Title)